Harvard Apparatus Regenerative Technology, Inc.

84 October Hill Road

Holliston, MA 01746

May 1, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Amanda Ravitz, Assistant Director

RE:	Harvard Apparatus Regenerative Technology, Inc.
Withdrawal of Registration Statements on Form S-1 and Form 8-A
File No. 333-185389

Ladies and Gentlemen:

Harvard Apparatus Regenerative Technology, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-185389), as initially filed with the Securities and Exchange Commission (“Commission”) on December 11, 2012 (“Registration Statement”), be withdrawn effective immediately. The Company also hereby requests that the Registration Statement on Form 8-A filed with the Commission on April 1, 2013 (“Form 8-A”) be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Josef B. Volman, Esq. of Burns & Levinson LLP, via email at jvolman@burnslev.com or via facsimile at (617) 345-3299.

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If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned by telephone at (508) 893-8999 or our attorney, Josef B. Volman at (617) 345-3895. Thank you for your assistance.

Very truly yours,

Harvard Apparatus Regenerative Technology, Inc.

/s/ Thomas McNaughton

Thomas McNaughton
Chief Financial Officer

cc:	David Green, Chief Executive Officer, Harvard Apparatus Regenerative Technology, Inc.
Josef B. Volman, Esq., Burns & Levinson LLP
Christopher J. Austin, Goodwin Procter LLP